Exhibit T3E-4

LETTERHEAD OF: PACHULSKI STANG ZIEHL & JONES LLP

November 29, 2010

RE: In re Mesa Air Group, Inc., et al.,
        Case No. 10-10018 (MG)

Dear Creditors of the Debtors:

We are general bankruptcy counsel to Mesa Air Group, Inc. and its affiliated debtors (collectively, the "Debtors"). You have received this letter and the enclosed materials in connection with the solicitation of acceptances of the Second Amended Joint Plan Of Reorganization of Mesa Air Group, Inc. and Affiliated Debtors Under Chapter 11 of the Bankruptcy Code (Dated November, 23, 2010) (as amended from time to time and including all exhibits and plan and disclosure statement supplements, the "Plan").1

The enclosed materials constitute the Debtors' solicitation package (the "Solicitation Package") and consist of:

  Order: (i) Approving Disclosure Statement; (ii)　Approving Solicitation and Notice Materials; (iii)　Approving Forms of Ballots; (iv) Establishing Solicitation and Voting Procedures; (v) Allowing and Estimating Certain Claims for Voting Purposes; (vi)　Scheduling a Confirmation Hearing; and (vii)　Establishing Notice and Objection Procedures
  Disclosure Statement, as approved by the Bankruptcy Court (with all exhibits thereto, including the Plan as Exhibit B)
  Ballot and Voting Instructions
  A pre-addressed, postage pre-paid return envelope to submit your Ballot
  Notice of Confirmation Hearing

________________________

1 Capitalized terms not defined herein shall the meanings used in the Plan.

Creditors of the Debtors
December 2, 2010

  Letter from the Official Committee of Unsecured Creditors of Mesa Air Group, Inc., et al.
  This letter.

On January 5, 2010, the Debtors each filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code. On November 23, 2010, the Bankruptcy Court approved the enclosed Disclosure Statement as containing sufficient information to enable a hypothetical reasonable investor, typical of holders of Claims and Interests receiving this Disclosure Statement, to make an informed judgment about the Plan.

As set forth in greater detail therein, the Disclosure Statement describes the Plan and contains information concerning, among other matters, (i) the history, businesses, results of operations, assets and liabilities of the Debtors; (ii)　the Chapter 11 Cases; (iii) a discussion of the Plan's feasibility and liquidation analysis setting forth what holders of Claims and Interests against the Debtors could potentially recover if the Debtors were liquidated under chapter 7 of the Bankruptcy Code; and (iv) the assets available for distribution to Creditors under the Plan.

The Debtors have examined various alternatives and, based on the information contained in the Disclosure Statement and for the reasons set forth therein, concluded that the Plan provides the most favorable recovery to holders of Allowed Claims. THE DEBTORS THEREFORE RECOMMEND THAT ALL CREDITORS ENTITLED TO VOTE SUBMIT A TIMELY BALLOT VOTING TO ACCEPT THE PLAN.

The materials in the Solicitation Package are intended to be self-explanatory. If you should have any questions, however, please feel free to contact the Debtors' Solicitation Agent at: Epiq Bankruptcy Solutions, LLC, 757 Third Avenue, 3rd Floor, New York, NY 10017, 646-282-2400.

PACHULSKI STANG ZIEHL & JONES LLP